VEON Announces Russian Regulatory Approval for Sale of Its Operations Amsterdam, Netherlands, 8 February 2023 08:00 CET – VEON Ltd. (NASDAQ: VEON, Euronext Amsterdam: VEON), a global digital operator that provides converged connectivity and online services, today announces that approval has been received from Russian regulatory bodies for the proposed sale of its Russian operations. Kaan Terzioğlu, CEO of VEON Group, said: “We believe the sale of our Russian business represents the optimal solution for VEON, its Russian operations, and all stakeholders, including customers, shareholders, creditors, and employees both in and outside of Russia. We are pleased to have reached this significant milestone in the transaction, which is expected to be accretive to equity, reduce VEON's debt, and improve its credit profile.” On February 7th, 2023, the Sub-Commission of the Government Commission for Control over Foreign Investments in the Russian Federation issued its approval of the proposed sale of VEON’s Russian operations to certain senior members of the management of PJSC VimpelCom, led by its current CEO Alexander Torbakhov, subject to certain conditions. The Russian Federal Antimonopoly Service has already authorized the transaction, and it is anticipated that the remaining closing conditions will be satisfied and that, as previously communicated, the transaction will complete on or before 1 June 2023. About VEON VEON is a global digital operator that currently provides converged connectivity and online services to over 200 million customers in seven dynamic markets. We are transforming people’s lives, empowering individuals, creating opportunities for greater digital inclusion and driving economic growth across countries that are home to more than 8% of the world’s population. Headquartered in Amsterdam, VEON is listed on NASDAQ and Euronext. For more information visit: https://www.veon.com. Disclaimer This release contains “forward-looking statements,” as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements are not historical facts, and include statements relating to, among other things, the closing of the transactions described above. Forward-looking statements are inherently subject to risks and uncertainties, many of which VEON cannot predict with accuracy and some of which VEON might not even anticipate. The forward-looking statements contained in this release speak only as of the date of this release. VEON does not undertake to publicly update, except as required by U.S. federal securities laws, any forward-looking statement to reflect events or circumstances after such dates or to reflect the occurrence of unanticipated events. There can be no assurance that the transactions referred to above will be successfully completed or that requisite approvals for these transactions will be received. Elements of this press release contain or may contain “inside information” as defined under the Market Abuse Regulation (EU) No. 596/2014. Contact information VEON Group Communication Senior Manager Anna Ivanova-Galitsina pr@veon.com Group Director Investor Relations Nik Kershaw ir@veon.com TUVA Partners Managing Partner Julian Tanner Julian.tanner@tuvapartners.com